News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	December 10, 2025

Seabridge Gold Continues to Expand Snip North Deposit

Toronto, Canada... Seabridge Gold (TSX: SEA, NYSE: SA) today announced further results from 2025 drilling on the Snip North Deposit at the 100% owned Iskut project. Each hole intersected wide intervals of consistent and continuous gold and copper grade that continue to show a large and robust Porphyry Cu-Au system. Mineralization is now defined over a strike length of 2,100 meters, 600 meters of dip projection and up to 700 meters in width.

Seabridge Gold Chair and CEO Rudi Fronk commented: "Snip North continues to evolve as a large porphyry mineral system. Intensity and scale of the deposit give us confidence that a significant maiden resource estimate can be achieved in early 2026. While drilling has recently concluded, we continue to receive new assays and advance our modeling. The limits of mineralization have not yet been defined, remaining open at depth to the northwest and along strike to the north and west. We also believe we have the potential to find a higher-grade intrusive source as indicated by the outstanding results from holes SN-25-25 and SN-25-30". See News Release of September 15, 2025 here.

Gold and copper mineralization is largely confined to a broad and intense zone of potassic alteration hosted by Triassic Stuhini sedimentary and volcanic rocks, characterized by hydrothermal biotite and magnetite, with quartz-sulfide-biotite veins. To the west, this potassic domain is overprinted by intense quartz-sericite-pyrite alteration with quartz-sulfide-sericite veins. Replacement style mineralization is observed throughout the system, confined to bedded intervals and associated with intense sulfide and magnetite substitution of the rock mass.

Holes SN-25-31, SN-25-32, SN-25-33, SN-25-34, SN-25-35, SN-25-36, SN-25-37, SN-25-39, SN-25-41 and SN-25-42 are all collared on the east and central part of the Snip North deposit. They are designed to infill and characterize potassic alteration and replacement mineralization. The eastern-most drill holes encountered intense potassic alteration with biotite and quartz-sulfide-biotite veins at the surface.  In the central part of the deposit drill holes collared in altered sedimentary rocks above the intense potassic alteration. Both hydrothermal and replacement style magnetite are abundant in this part of the deposit and indicative of high temperature and high magmatic fluid flux. Many of these drill holes also intersected significant molybdenum grades, interpreted to have a similar distribution to Seabridge Gold's Mitchell deposit and are a useful vector for further exploration.

Drill holes SN-25-38, SN-25-40, SN-25-43, SN-44 and SN-25-45 are collared on the west side of the deposit.  Drill hole SN-25-46 was collared on the west side but drilled across the system into the eastern part of Snip North. These holes are characterized by intense disseminated sericite alteration as quartz-sericite-pyrite associated with quartz-sulfide-sericite veins. This alteration style is superimposed on the potassic alteration and locally preserves the secondary biotite.  Overall, the system seems to be plunging to the northwest, which results in the mineralized zone becoming deeper to the west.

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada
416-367-9292   www.seabridgegold.com

Hole ID	Hole Depth		From	To	Interval	Au (gpt)	Cu (%)	Ag (gpt)	Mo (ppm)
SN-25-31	726.3		21.0	314.0	293.0	0.46	0.10	1.0	86
		including	111.1	184.0	72.9	0.66	0.11	1.5	95
SN-25-32	637.5		38.0	194.0	156.0	0.38	0.13	0.7	241
		including	38.0	114.0	76.0	0.51	0.18	1.0	282
SN-25-33	656.4		6.0	502.0	496.0	0.33	0.14	1.3	79
		including	6.0	41.0	35.0	0.76	0.35	1.8	95
		including	168.5	211.0	42.5	0.50	0.14	1.3	58
SN-25-34	970.8		2.1	541.0	538.9	0.52	0.13	1.8	114
		including	172.5	224.0	51.5	0.84	0.14	1.3	171
		including	248.2	354.0	105.8	1.15	0.15	4.2	82
SN-25-35	1109.8		25.5	734.0	708.5	0.35	0.10	1.3	62
		including	315.0	592.5	277.5	0.48	0.17	1.8	98
		and	822.0	908.0	86.0	0.11	0.12	0.7	131
SN-25-36	788.8		8.0	367.3	359.3	0.35	0.14	0.9	213
		including	22.0	121.8	99.8	0.57	0.18	0.9	405
		including	320.0	358.1	38.1	0.49	0.33	2.4	157
SN-25-37	688.6		1.9	312.0	310.1	0.54	0.10	1.2	73
		including	109.4	199.0	89.6	0.95	0.11	1.6	59
SN-25-38	1422.6		531.0	923.5	392.5	0.57	0.05	1.2	19
		including	600.0	801.0	201.0	0.89	0.08	1.5	22
		and	969.0	1008.0	39.0	0.38	0.02	0.8	2
SN-25-39	834.3		3.3	559.0	555.7	0.44	0.13	1.0	121
		including	80.0	166.0	86.0	0.92	0.22	1.2	240
		including	451.5	471.2	19.8	1.02	0.39	3.9	207
SN-25-40	1156.7		10.0	473.0	463.0	0.33	0.10	2.3	62
		including	97.8	187.0	89.2	0.57	0.18	7.5	19
SN-25-41	1219.7		3.2	553.5	550.3	0.41	0.06	1.2	39
		Including	115.5	197.0	81.5	0.43	0.10	1.5	61
		Including	308.0	378.5	70.5	0.86	0.07	1.5	45
		Including	474.0	553.5	79.5	0.57	0.08	1.24	47
SN-25-42	1187.0		317.0	1036.0	719.0	0.60	0.06	1.5	9
		including	381.0	464.5	83.5	0.79	0.10	2.2	19
		including	693.0	739.0	46.0	1.00	0.10	1.1	8
		including	795.4	830.5	35.1	2.12	0.08	0.7	12
SN-25-43	1120.7		125.0	723.4	598.4	0.49	0.07	2.6	27
		including	452.0	697.0	245.0	0.43	0.12	1.7	53
		including	587.0	643.0	46.0	0.77	0.30	3.1	35
SN-25-44	1221.3		315.0	452.4	137.4	0.93	0.11	9.5	2
		including	386.0	433.0	47.0	1.50	0.24	20.2	2
		and	518.0	702.3	184.3	0.83	0.04	3.5	3
		and	718.6	851.1	132.5	0.67	0.03	1.8	5
SN-25-45	1363.7		387.8	436.0	48.2	0.57	0.04	1.2	9
		and	1027.0	1065.6	38.6	0.81	0.02	0.3	57
SN-25-46	757.5		193.0	743.3	550.3	0.43	0.12	2.9	59
		Including	235.0	271.5	36.5	0.78	0.17	15.3	44
		including	491.3	532.0	40.7	0.64	0.20	2.7	103

True thickness of these intervals is not fully known; additional drilling results and geological modeling are required to establish each interval's true width.  Assays are contracted through ALS Global, an ISO accredited laboratory from their facility in Langly, BC. Sample precision in all Seabridge exploration drilling is afforded by the systematic insertion of blind certified geochemical standards, blanks and duplicate samples consistent with industry benchmarks.

Drill Hole Locations, NAD 83 Zone 9

Hole ID	Northing	Easting	Elevation	Azimuth	Inclination
SN-25-31	369587	6286421	94	15	-85
SN-25-32	370024	6286584	118	240	-78
SN-25-33	369910	6286517	100	190	-55
SN-25-34	369594	6286584	139	180	-60
SN-25-35	369358	6286419	180	180	-60
SN-25-36	370024	6286584	118	180	-65
SN-25-37	369784	6286589	151	350	-70
SN-25-38	368667	6286505	162	190	-50
SN-25-39	369784	6286589	151	203	-70
SN-25-40	369358	6286419	180	15	-62
SN-25-41	369221	6286658	230	200	-60
SN-25-42	368667	6286505	162	187	-68
SN-25-43	368869	6286564	179	180	-70
SN-25-44	368440	6286373	102	216	-61
SN-25-45	368394	6286898	128	163	-64
SN-25-46	369039	6286492	212	105	-50

The contents of this release have been prepared by William Threlkeld PGeo, Senior Vice President of the Company and a qualified person under NI43-101. Seabridge holds a 100% interest in a number of North American gold projects. Seabridge's principal assets in British Columbia, Canada's "Golden Triangle", are the KSM project, and the Iskut project. The Company also owns the Courageous Lake project in Canada's Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the road accessible 3 Aces project in southeastern Yukon Territory. For a full breakdown of Seabridge's mineral reserves and mineral resources by category please visit the Company's website at http://www.seabridgegold.com.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Statements

This document contains "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as "forward-looking statements" are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, interpretations, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the Company's confidence that a significant maiden resource estimate for Snip North can be achieved in early 2026; (ii) the Company's belief that it has the potential to find a higher-grade intrusive source for the Snip North deposit; and (iii) mineralized system at Snip North plunging to the northwest.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Seabridge's plans or expectations include the risk that: (i) the geologic formations at the Iskut Project do not conform to the interpretations of data and the geologic models that are the foundations for such forward-looking statements; (ii) changes occur in the underlying facts used to calculate a resource estimate that make declaration of a mineral resource problematic, and other risks outlined in statements made by Seabridge from time to time in the filings made by Seabridge with securities regulators. Seabridge disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements.

ON BEHALF OF THE BOARD

Rudi Fronk

Chair and C.E.O.

For further information please contact:

Rudi P. Fronk, Chair and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711